Contact

www.linkedin.com/in/ben-chang-phormed (LinkedIn)

Top Skills

Biotechnology
Lifesciences
Molecular Biology

Languages

English (Native or Bilingual)
Mandarin

Ben Chang

CEO/Chairman at PhorMed
Beverly Hills, California, United States

Experience

PhorMed

CEO/Chairman
May 2019 - Present (7 years)
Los Angeles, California, United States

Manage daily operations, financials and auditing, spearhead communications with clinical sites, manage company patent portfolio, handles private equity fundraising efforts; full time with PhorMed.

Mr. Chang has previously been founder, director, CEO, President, CFO and/or COO of such biotech companies as Biosuccess Biotech Co. LTD., Rich Pharmaceuticals, Inc., and HypGen, Inc. Mr. Chang started his life-science career as the founder and managing partner of Sun-Rich Chemicals, a product development and distribution organization for nutraceuticals. Mr. Chang has over 26 years of pharmaceutical and executive level experience. Mr. Chang also has experience in international banking, venture capital, M&A, finance, go-public transactions and organizational design and operations. Mr. Chang has a Bachelor of Science Degree in Economics from East Carolina University where he focused on accounting and international business.

Rich Pharmaceuticals, Inc.

CEO/Chairman
July 2013 - May 2019 (5 years 11 months)
Beverly Hills, CA

Founder of Rich Pharmaceuticals, Inc., an international biopharmaceutical company. Successfully raised the necessary equity to complete a go public transaction, which is presently trading under the symbol “RCHA”; obtained licensing rights to TPA, a drug with the potential to treat leukemia (AML) and a number of other oncological indications. Staffed the critical top-level management, assembled a team of experts with well over 200 years of industry experience between them. Started discussions with two clinical sites to conduct trials in the USA and have had face to face meetings with the top ranking officer in the Ministry of Heath in Thailand. Managing the patent portfolio and have opened communications with the FDA. Maintain a fully reporting company and is current on all public filings.

Biosuccess Biotech Co. Ltd.
President N.A.
2006 - January 2013 (7 years)
Montville, NJ

Ran the USA division of an international biopharmaceutical company. Held the title CFO for the first 2 years. Main responsibilities included incorporating the US division, managing the companies finances, set up company procedures and generated procedural documents, generated human resources documents including the employee handbook, set up company benefits package, designed and maintained the company web site and managed the company payroll. Sourced third part contractors including: patent legal counsel, web designers, CPA, payroll company and hired biotech writers for the writing of FDA required documents; and managed all of those accounts. Received a new title COO/President N.A. when duties expanded. Maintained CFO duties and expanded responsibilities to include the managing of the company patent portfolio, directed the expansion of clinical development, managed all communication with the clinical site, responsible for all company contracts and consulted legal counsel when needed. Other responsibilities included sourcing and negotiating contracts with development partners and equity partners, domestic and foreign. Initiated the course to expand company clinical trials into Brazil and Thailand. Crafted an impending partnership with Thailand and orchestrated the meeting with Thailand's Minister of Health.

Imagic Management Group
CEO/Owner
2004 - 2006 (2 years)

Principal business was real estate consulting. Worked on multiple real-estate projects; raised, invested and managed equity transactions; scouted the locations and negotiated the purchase of properties; managed all banking transactions for mortgages and credit lines; consulted on the design and construction; consulted on all legal dealings up to closing; handled all due-diligence including comps, expense & income projections, and marketing. Made regular visits to construction sites; and consulted in sourcing sub-contract labor.

Imagic Media
CEO/Owner
2002 - 2006 (4 years)

Responsible for raising equity and negotiating equity deals on feature film projects. Packaged film projects and created business plans, also, spearheaded multiple film projects on a consulting basis; have worked on as many as 8 feature movie projects and 2 TV projects, simultaneously. Created, wrote, packaged and pitched a TV Model show/contest for the Asian market, while successfully negotiated a deal with NY/LA Models, one of the top four model agencies in the USA, to represent the winners of the show. Negotiated the show in five countries. Negotiated the purchasing of feature films for the Taiwan Market and managed all of the logistics and payments.

Rich Industries, Inc.
CEO/President
1997 - 2002 (5 years)
Los Angeles, CA; Fairfield, NJ

Developed all sales leads and supply base for this international trade company. Managed accounts and logistics for the import of goods. Managed all accounting including all general ledger entries; billing; invoicing; statement mailings; preparing checks; generating financial statements; managed petty cash; and inventory control; eventually trained staff to handle those duties. Other responsibilities included collections on delinquent accounts; communication with collection agencies if needed; bank reconciliation; purchasing COGS; also implemented an inventory control system. Generated sales in excess of $4 million in the first year of business. Successfully negotiated for a $1 million credit line per month from an international supplier. Created, managed, and handled government filings on all international import documentation. Managed a staff of 10 employees.

Ren Ming of America, Inc./ Kaitsen Corporation
7 years

Controller (years 1-7), Sales (years 2-3), VP Sales (years 3-7)
1991 - 1998 (7 years)
Mt. Arlington, NJ

Responsible for converting all accounting books from hand written manual to Quick Books. Initially, handled 100% of the accounting duties, which included: A/P; A/R; payroll; quarterly reporting; general ledger; petty cash; check preparation & reconciliation for multiply accounts; generated financial statements; and inventory control. Eventually was responsible for training and overseeing staff to handle data entry, billing, invoicing and check preparation. Took on additional duties in sales, which required some traveling, but still maintained the managing of the accounting. Developed Brazil as a new sales territory and increased company sales by 50% within the first year. Oversaw a manufacturing facility located in Columbia, South Carolina. Reviewed the books on a monthly basis and was responsible for logistics and raw material purchasing for that location.

Controller (years 1-7), Sales (years 2-3), VP Sales (years 3-7)
1991 - 1998 (7 years)

Responsible for converting all accounting books from hand written manual to Quick Books. Initially, handled 100% of the accounting duties, which included: A/P; A/R; payroll; quarterly reporting; general ledger; petty cash; check preparation & reconciliation for multiply accounts; generated financial statements; and inventory control. Eventually was responsible for training and overseeing staff to handle data entry, billing, invoicing and check preparation. Took on additional duties in sales, which required some traveling, but still maintained the managing of the accounting. Developed Brazil as a new sales territory and increased company sales by 50% within the first year. Oversaw a manufacturing facility located in Columbia, South Carolina. Reviewed the books on a monthly basis and was responsible for logistics and raw material purchasing for that location.

Berkeley Service Company
Accountant
1987 - 1991 (4 years)
Greenville, NC

Was an accountant for Berkeley Service Company, a small business accounting firm. Responsibilities were to manage the books for 20 clients. Duties included manual general ledger entries, generating month end income statements and financial statements from customer's checking accounts and cash receipts. Also reconciled bank accounts and itemized cash receipts.

Education

East Carolina University
Bachelor's Degree, Economics